As filed with the Securities and Exchange Commission on May 5, 2011
Registration No. 333-155431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
POST-EFFECTIVE AMENDMENT NO. 4 TO
FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
DUSA PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey (State or Other Jurisdiction of Incorporation or Organization)	22-3103129 (I.R.S. Employer Identification No.)
25 Upton Drive
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices) (Zip Code)
DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, As Amended
DUSA Pharmaceuticals, Inc. 1996 Omnibus Plan, As Amended
(Full Title of the Plan)
Nanette W. Mantell, Esq.
Reed Smith LLP
Princeton Forrestal Village
136 Main Street — Suite 250
Princeton, New Jersey 08543-7839
(609) 514-8541
(Name and Address and Telephone of Agent for Service)
Copies to:
Robert F. Doman, President and Chief Executive Officer
DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, Massachusetts 01887
(978) 657-7500
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (do not check if smaller reporting company)	Smaller reporting company ☐

INTRODUCTORY STATEMENT
     This Post-Effective Amendment to Registration Statements on Form S-8 constitutes Post-Effective Amendment No. 4 to Registration Statement on Form S-8, Registration No. 333-155431, filed November 18, 2008. This Post-Effective Amendment is being filed solely for the purpose of updating the reoffer prospectus that forms a part of this Post-Effective Amendment relating to the resale of control securities to be acquired by selling shareholders listed under the “Selling Securityholders” section of the prospectus. The selling shareholders have acquired or will acquire the securities pursuant to DUSA’s various equity compensation plans. The reoffer prospectus contained herein has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reoffers or resales of the shares that have been or will be acquired by the selling security holders.
     The inclusion of the individuals listed under the “Selling Securityholders” section of the prospectus does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion and such individuals are listed as selling securityholders solely to register the shares that each has received or will receive under DUSA’s various equity compensation plans.

ii

PROSPECTUS
1,777,267 Shares of Common Stock by Selling Securityholders
DUSA Pharmaceuticals, Inc.

     The shares of common stock of DUSA Pharmaceuticals, Inc. covered by this prospectus may be offered and sold to the public by certain selling securityholders of DUSA. The selling securityholders have acquired or will acquire the shares under DUSA’s 1996 Omnibus Plan, as amended and the 2006 Equity Compensation Plan, as amended.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “DUSA.” On May 4, 2011, the closing price of a share of our common stock on the Nasdaq Global Market was $4.53 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May ___, 2011.

     You should rely only on the information contained in this prospectus or any supplement, including the documents that we incorporate by reference. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

DUSA PHARMACEUTICALS, INC.
     We are a vertically integrated dermatology company that is developing and marketing Levulan® photodynamic therapy, or Levulan® PDT, and other products for common skin conditions. Our marketed products include Levulan® Kerastick® 20% Topical Solution with PDT, the BLU-U® brand light source, and ClindaReach®.
     We devote most of our resources to advancing the development and marketing of our Levulan® PDT technology platform. When Levulan® is used and followed with exposure to light to treat a medical condition, it is known as Levulan® PDT. The Kerastick® is our proprietary applicator that delivers Levulan®. The BLU-U® is our patented light device.
     The Levulan® Kerastick® 20% Topical Solution with PDT and the BLU-U® were launched in the United States, or U.S., in September 2000 for the treatment of non-hyperkeratotic actinic keratoses, or AKs, of the face or scalp. AKs are precancerous skin lesions caused by chronic sun exposure that can develop over time into a form of skin cancer called squamous cell carcinoma. In addition, in September 2003 we received clearance from the United States Food and Drug Administration, or FDA, to market the BLU-U® without Levulan® PDT for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions.
     We manufacture our Levulan® Kerastick® in our Wilmington, Massachusetts facility. We are also responsible for the regulatory, sales, marketing, customer service and other related activities for all of our products, including our Levulan® Kerastick®. We began marketing Levulan® PDT under an exclusive worldwide license of patents many of which have expired, and technology from PARTEQ Research and Development Innovations, the licensing arm of Queen’s University, Kingston, Ontario, Canada. We also own or license certain other patents relating to our BLU-U® device and methods for using pharmaceutical formulations which contain our drug and related processes and improvements. In the United States, DUSA®, DUSA Pharmaceuticals, Inc.®, Levulan®, Kerastick®, BLU-U®, Nicomide®, Nicomide-T®, ClindaReach®, Meted®, and Psoriacap® are registered trademarks which we own. Several of these trademarks are also registered in Europe, Australia, Canada, and in other parts of the world. Numerous other trademark applications are pending.
     As of March 31, 2011, we had an accumulated deficit of approximately $142,262,000. Our financial goal for 2011 is to be cash flow positive and to maintain profitability on an annual basis, however, we cannot guarantee that our products will achieve significant enough market acceptance or generate sufficient revenues to achieve these goals or to maintain profitability. We must continue to increase sales from current levels in order for us to sustain profitability on an annual basis as we wish to continue to invest in research and development activities related to Levulan®. We cannot provide assurance that an increase in sales will necessarily cause us to continue to be profitable.
     As of March 31, 2011, we had a staff of 91 employees, including 1 part-time employee, who worked across all operating functions at DUSA.
     Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “DUSA” refer to DUSA Pharmaceuticals, Inc., a New Jersey corporation.
     We were incorporated on February 21, 1991, under the laws of the State of New Jersey. Our principal executive office is located at 25 Upton Drive, Wilmington, Massachusetts 01887 (telephone: (978) 657-7500) (web address: www.dusapharma.com).

RISK FACTORS
     Investing in our common stock is very speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information in, or incorporated by reference in, this report. The following are among the risks we face related to our business, assets and operations. They are not the only ones we face. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock and you might lose all or part of our investment.
     This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as “anticipate”, “believe”, “expect”, “future” and “intend” and similar expressions to identify forward-looking statements. Our actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and elsewhere in this report. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report.
Risks Related To DUSA
Any Failure To Comply With Ongoing Governmental Regulations In The United States And Elsewhere Will Limit Our Ability To Market Our Products And Achieve Profitability On A Quarterly Basis.
The manufacture and marketing of our products are subject to continuing FDA review as well as comprehensive regulation by the FDA and by state and local regulatory authorities. These laws require, among other things:
•	approval of manufacturing facilities, including adherence to good manufacturing and laboratory practices during production and storage,

•	controlled research and testing of some of these products even after approval,

•	control of marketing activities, including sales promotions, advertising and labeling, and

•	state permits for the sale and distribution of products manufactured in and out-of-state.
If we, or any of our contract manufacturers, fail to comply with these requirements, we may be limited in the jurisdictions in which we are permitted to sell our products. Additionally, if we or our manufacturers fail to comply with applicable regulatory approval requirements, a regulatory agency may:
•	send warning letters,

•	impose fines and other civil penalties on us,

•	seize our products,

•	suspend our regulatory approvals,

•	cease the manufacture of our products,

•	refuse to approve pending applications or supplements to approved applications filed by us,

•	refuse to permit exports of our products from the United States,

•	require us to recall products,

•	require us to notify physicians of labeling changes and/or product related problems,

•	impose restrictions on our operations, and/or

•	criminally prosecute us.
We and our manufacturers must continue to comply with current Good Manufacturing Practice regulations, or cGMP, and Quality System Regulations, or QSR, and equivalent foreign regulatory requirements. The cGMP and QSR requirements govern quality control and documentation policies and procedures. In complying with cGMP, QSR and foreign regulatory requirements, we and our third-party manufacturers will be obligated to expend time, money and effort in production, record keeping and quality control to assure that our products meet applicable specifications and other requirements.
Manufacturing facilities are subject to ongoing periodic inspection by the FDA, including unannounced inspections. We cannot guarantee that our third-party supply sources, including our sole source supplier for the active ingredient in Levulan® and the component parts in the BLU-U®, or our own Kerastick® facility, will continue to meet all applicable FDA regulations. If we, or any of our manufacturers, fail to maintain compliance with FDA regulatory requirements, it would be time-consuming and costly to remedy the problem(s) or to qualify other sources. These consequences could have a significant adverse effect on our financial condition and operations. Additionally, if previously unknown problems with the product, a manufacturer or its facility are discovered in the future, changes in product labeling restrictions or withdrawal of the product from the market may occur. Any such problems could affect our ability to become profitable on an ongoing basis.
Any significant interruption in our operation caused by FDA could have a negative effect on our revenues.
We May Not Achieve Profitability On A Quarterly Basis Unless We Can Successfully Market And Sell Significantly Higher Quantities Of Our Products.
If A Competitive Product Is Successful Our Revenues Could Decline, And Our Ability To Achieve Profitability On A Quarterly Basis Could Be Delayed.
     On May 30, 2006, we entered into a patent license agreement with Photocure ASA whereby we granted a non-exclusive license to Photocure under the patents we license from PARTEQ, for esters of ALA. Furthermore, we granted a non-exclusive license to Photocure for its existing formulations of its Hexvix® and Metvix® (known in the United States as Metvixia®) products for any of our patents that may issue or be licensed by us in the future. Photocure received FDA approval to market Metvixia® for treatment of AKs in July 2004, and this product is directly competitive with our Levulan® Kerastick® product. Photocure sold Metvix/Metvixia to Galderma, S.A., a large dermatology company, in October 2009, and while we are entitled to royalties on net sales of Metvixia, Galderma has considerably more resources than we have, which could adversely affect our ability to maintain or increase our market share and make it more difficult for us to achieve profitability on an ongoing basis. Metvixia’s U.S. product revenues have not been significant to date. In addition, Leo Pharma, a Danish corporation that acquired Peplin® in 2009, has announced that in 2012 it will be launching PEP005 for the treatment of AKs. We have also become aware that Photocure has announced plans to launch an ALA ester-based product, AllumeraTM, as a cosmetic, during the second quarter of 2011, which could cause disruption in the marketplace. These products could negatively impact the market penetration of our PDT products. Our ability to be profitable on a quarterly basis may also be affected by fluctuations in the demand for our products caused by both seasonal changes, such as when patient visits slow during the summer months, and the timing of pricing changes, which may impact the purchasing patterns of our customers.

If We Do Not Continue To Generate Positive Cash Flow, We May Need More Capital.
We have approximately $21,067,000 in cash, cash equivalents and marketable securities as of March 31, 2011. Our cash, cash equivalents and marketable securities should be sufficient for current operations for at least the next 12 months. Although we expect continued growth in our PDT segment revenues, we are susceptible to the uncertain economic conditions, particularly with our customer base in the U.S. and internationally where our product lacks reimbursement, and to increased competition particularly from Metvixia®. In addition, we expect our Non-PDT product revenues for 2011 to be reduced from 2010 levels since the AVAR® royalty period ended during the fourth quarter of 2010. If we are unable to continue to be profitable on an ongoing basis, we may have to reduce our headcount, curtail certain variable expenses, or raise funds through financing transactions.
We Have Had Significant Cumulative Losses And May Have Losses In The Future.
We reported net losses of $605,000 and $424,000 for the three-month periods ended March 31, 2011 and 2010, respectively. Prior to 2010, we had a history of annual operating losses and we may incur losses in the future. We reported net income (loss) of $2,703,000, $(2,508,000) and $(6,250,000) for the years ended December 31, 2010, 2009 and 2008, respectively. As of March 31, 2011, our accumulated deficit was approximately $142,262,000. We expect to incur significant additional research and development and other costs including costs related to preclinical studies and clinical trials. Our costs, including research and development costs for our product candidates and sales, marketing and promotion expenses for any of our existing or future products to be marketed by us or our distributors may exceed revenues in the future, which may result in future losses from operations.
If Product Sales Do Not Continue to Increase, We May Not Be Able To Advance Development Of Other Potential Products As Quickly As We Would Like To, Which Would Delay The Approval Process And Marketing Of New Potential Products, If Approved.
If we do not generate sufficient revenues from our approved products, we may be forced to delay or abandon our development program for programs we may wish to initiate. The pharmaceutical development and commercialization process is time consuming and costly, and any delays might result in higher costs which could adversely affect our financial condition and results of operations. Without sufficient product sales, we would need alternative sources of funding. There is no guarantee that adequate funding sources could be found to continue the development of our technology.
If We Are Unable To Obtain The Necessary Capital To Fund Our Operations, We Will Have To Delay Our Development Program And May Not Be Able To Complete Our Clinical Trials.
We may need substantial additional funds to fully develop, manufacture, market and sell other potential products. We may obtain funds through other public or private financings, including equity financing, and/or through collaborative arrangements. We may also choose to license rights to third parties to commercialize products or technologies that we would otherwise have attempted to develop and commercialize on our own which could reduce our potential revenues.
The availability of additional capital to us is uncertain. There can be no assurance that additional funding will be available to us on favorable terms, if at all. Any equity financing, if needed, would likely result in dilution to our existing shareholders, and debt financing, if available, would likely involve significant cash payment obligations and could include restrictive covenants that would adversely affect the operation of our business. Failure to raise capital, if needed, could materially adversely affect our clinical program, our financial condition, results of operations and cash flows.
Global Credit And Financial Market Conditions May Affect Our Business.
Sales of our products are dependent, in large part, on reimbursement from government health and administration authorities, private health insurers, distribution partners and other organizations. As a result of the global credit and financial market conditions, government authorities and private insurers may not satisfy their reimbursement obligations or may delay payment. In addition, federal and state health authorities may reduce Medicare and Medicaid reimbursements, and private insurers may increase their scrutiny of claims. A reduction in the availability or extent of reimbursement could negatively affect our product sales and revenues.
Due to the tightening of global credit, there may be disruption or delay in the performance by our third-party contractors, suppliers or collaborators. We rely on third parties for several important aspects of our business, including the active ingredient in Levulan® and key portion of the BLU-U®, portions of our product manufacturing, conduct of clinical trials and the supply of raw materials. If such third parties are unable to satisfy their commitments to us, our business would be adversely affected.
If The Economic Slowdown Adversely Affects Our Customer’s Ability To Meet Our Payment Terms, Our Cash Flow Would Be Adversely Affected And Our Ability To Continue To Be Profitable Could Be Jeopardized.
If any of our large customers were to fail to pay us or fail to pay us on a timely basis for their purchases of our products, we may not be able to maintain profitability on a sustainable on-going basis, and our financial position, results of operations and cash flows could be negatively affected.
We Have Only Three Therapies That Have Received Regulatory Approval Or Clearance, And We Cannot Predict Whether We Will Ever Develop Or Commercialize Any Other Levulan® Product Or Indications.
Potential Products Or PDT Indications Are In Early Stages Of Development And May Never Result In Any Additional Commercially Successful Products.
Except for Levulan® PDT for AKs, the BLU-U® for acne, the ClindaReach® pledget and other products we acquired in our merger with Sirius, all of our other potential product candidates are being studied by independent investigators, or are at a very early stage of development, including the planning of our BASDI clinical study, and subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:
•	delays in product development, clinical testing or manufacturing,

•	unplanned expenditures in product development, clinical testing or manufacturing,

•	failure in clinical trials or failure to receive regulatory approvals,

•	emergence of superior or equivalent products,

•	inability to market products due to third-party proprietary rights, and

•	failure to achieve market acceptance.
We cannot predict how long the development of our investigational stage products will take or whether they will be medically effective. We cannot be sure that a successful market will continue to develop for our Levulan® drug technology.
We Must Receive Separate Approval For Any Drug Or Medical Device Products Before We Can Sell Them Commercially In The United States Or Abroad.
Any potential Levulan® product will require the approval of the FDA before it can be marketed in the United States. Before an application to the FDA seeking approval to market a new drug, called an NDA, can be filed, a product must undergo, among other things, extensive animal testing and human clinical trials. The process of obtaining FDA approvals can be lengthy, costly, and time-consuming. Following the acceptance of an NDA, the time required for regulatory approval can vary and is usually one to three years or more. The FDA may require additional animal studies and/or human clinical trials before granting approval. Our Levulan® PDT products are based on relatively new technology. To our knowledge, the FDA has approved only four drugs for use in photodynamic therapy, including Levulan®.

This factor may lengthen the approval process. We face much trial and error and we may fail at numerous stages along the way.
We cannot predict whether we will obtain any other regulatory approvals. Data obtained from preclinical testing and clinical trials can be susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. Future clinical trials may not show that Levulan® PDT is safe and effective for any new use we may study. In addition, delays or disapprovals may be encountered based upon additional governmental regulation resulting from future legislation or administrative action or changes in FDA policy.
We Have Limited Patent Protection, And If We Are Unable To Protect Our Proprietary Rights, Competitors Might Be Able To Develop Similar Products To Compete With Our Products And Technology.
Our ability to compete successfully depends, in part, on our ability to defend patents that have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others. We have no compound patent protection for our Levulan® brand of the compound ALA. Our basic ALA patents are for methods of detecting and treating various diseased tissues using ALA (or related compounds called precursors), in combination with light. We own or exclusively license ALA patents and patent applications related to the following:
•	methods of using ALA and its unique physical forms in combination with light to treat conditions such as AKs and acne,

•	compositions and apparatus for those methods, and

•	unique physical forms of ALA.
We also own patents covering our Kerastick® and BLU-U®, which also cover our AK therapy. However, other third parties may have blue light devices or drug delivery devices that do not infringe our patents.
The patents relating to methods of using ALA for detecting or treating disease, other than for acne and our approved indication for AKs of the face or scalp, started to expire in July 2009. With the newly allowed claims which issued on May 25, 2010, we now have additional claims that relate to our AK product, and these will not expire until 2019. The reexamination by the USPTO of one of the patents we license from PARTEQ, the licensor of our ALA patents, that cover our approved product until 2013, has successfully concluded with the confirmation of the validity of all of the patent’s original claims and the addition of eight new claims.
We have limited ALA patent protection outside the United States, which may make it easier for third parties to compete there. Our basic methods of treatment patents and applications have counterparts in only four foreign countries, and certain countries under the European Patent Convention. Even where we have patent protection, there is no guarantee that we will be able to enforce our patents. Additionally, enforcement of a given patent may not be practicable or an economically viable alternative.
Some of the indications for which we may develop PDT therapies may not be covered by the claims in any of our existing patents. Even with the issuance of additional patents to us, other parties are free to develop other uses of ALA, including medical uses, and to market ALA for such uses, assuming that they have obtained appropriate regulatory marketing approvals. ALA in the chemical form has been commercially supplied for decades, and is not itself subject to patent protection. There are reports of third parties conducting clinical studies with ALA in countries outside the United States where PARTEQ does not have patent protection. In addition, a number of third parties are seeking patents for uses of ALA not covered by our patents. These other uses, whether patented or not, and the commercial availability of ALA, could limit the scope of our future operations because ALA products could come on the market which would not infringe our patents but would compete with our Levulan ® product even though they are marketed for different uses.

Photocure ASA received FDA approval to market Metvixia® for treatment of AKs in July 2004, and this product is directly competitive with our Levulan® Kerastick® product. Photocure sold Metvix/Metvixia to Galderma, S.A., a large dermatology company, in October 2009, and while we are entitled to royalties on net sales of Metvixia, Galderma has considerably more resources than we have, which could adversely affect our ability to maintain or increase our market share. Metvixia’s U.S. product revenues have not been significant to date.
While we attempt to protect our proprietary information as trade secrets through agreements with each employee, licensing partner, consultant, university, pharmaceutical company and agent, we cannot guarantee that these agreements will provide effective protection for our proprietary information. It is possible that all of the following issues could negatively impact our ability to be profitable:
•	these persons or entities might breach the agreements,

•	we might not have adequate remedies for a breach, and/or,

•	our competitors will independently develop or otherwise discover our trade secrets.
Since We Now Operate The Only FDA Approved Manufacturing Facility For The Kerastick® And
Continue To Rely Heavily On Sole Suppliers For The Manufacture Of Levulan®, The BLU-U®, ClindaReach®, And Meted®, Any Supply Or Manufacturing Problems Could Negatively Impact Our Sales.
If we experience problems producing Levulan® Kerastick® units in our facility, or if any of our contract suppliers fail to supply our requirements for products or services, our business, financial condition and results of operations would suffer. Although we have received approval by the FDA to manufacture the BLU-U® and the Levulan® Kerastick® in our Wilmington, Massachusetts facility, at this time, with respect to the BLU-U®, we expect to utilize our own facility only as a back-up to our current third party manufacturers or for repairs.
Manufacturers and their subcontractors often encounter difficulties when commercial quantities of products are manufactured for the first time, or large quantities of products are manufactured, including problems involving:
•	product yields,

•	quality control,

•	component and service availability,

•	compliance with FDA regulations, and

•	the need for further FDA approval if manufacturers make material changes to manufacturing processes and/or facilities.
We cannot guarantee that problems will not arise with production yields, costs or quality as we and our suppliers manufacture our products. Any manufacturing problems could delay or limit our supplies which would hinder our marketing and sales efforts. If our facility, any facility of our contract manufacturers, or any equipment in those facilities is damaged or destroyed, we may not be able to quickly or inexpensively replace it. Likewise, if there is quality or supply problems with any components or materials needed to manufacture our products, we may not be able to quickly remedy the problem(s). Any of these problems could cause our sales to suffer and could increase costs.

Our Ability To Use Net Operating Loss Carryforwards and Tax Credit Carryforwards To Offset Future Taxable Income May Be Further Limited As A Result Of Past Or Future Transactions Involving Our Common Stock.
Under Internal Revenue Code, or IRC, Section 382 the amount of our net operating loss carryforwards and other tax attributes that we may utilize to offset future taxable income, when earned, may be subject to certain limitations, based upon changes in the ownership of our common stock. In general, under IRC Section 382, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses and certain other tax assets to offset future taxable income. An ownership change occurs if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period, which is generally three years.
Based on an Internal Revenue Code, or IRC, Section 382 evaluation, we determined that we have experienced prior ownership changes, as defined under IRC Section 382, with the most recent change in ownership occurring in 2007 (the 2007 Ownership Change). Our pre-change NOL carryforwards are subject to an annual limitation of approximately $2.2 million per year. Further, additional rules provide for the enhancement of the aforementioned annual limitation for the first five years after the ownership change. A loss corporation may increase its IRC Section 382 limitation by the amount of the net unrealized built-in gain, or NUBIG, recognized within five years of the ownership change. Our calculated aggregate amount of NUBIG enhancement is approximately $4.3 million (i.e., approximately $868,000 per year for the first five years after the ownership change). This NUBIG enhancement will be utilized in conjunction with the approximately $2.2 million of IRC Section 382 base annual limitation, resulting in approximately $3.0 million per year for the first five years after the ownership change. Based on these additional factors, we estimate that we will be able to utilize approximately $54.3 million of our current net operating losses, provided that sufficient income is generated and no further ownership changes were to occur. However, it is reasonably possible that a future ownership change, which could be the result of transactions involving our common stock that are outside of our control (such as sales by existing shareholders), could occur during 2011 or thereafter. Future ownership changes could further restrict our utilization of our net operating losses and tax credits, reducing or eliminating the benefit of such net operating losses and tax credits. An ownership change occurs under IRC Section 382 if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period, which is generally three years.
We Have Only Limited Experience Marketing And Selling Pharmaceutical Products Outside Of The United States And As A Result, Our Revenues From Product Sales May Suffer.
If we are unable to successfully market and sell sufficient quantities of our products, revenues from product sales will be lower than anticipated and our financial condition may be adversely affected. We are responsible for marketing our products in the United States and the rest of the world, except Canada, and parts of Asia, where we have distributors. If our sales and marketing efforts fail, then sales of the Levulan® Kerastick®, the BLU-U®, and other products will be adversely affected, which would adversely affect our results of operations and financial condition.
The Commercial Success Of Any Product That We May Develop Will Depend Upon The Degree Of Market Acceptance Of Our Products Among Physicians, Patients, Health Care Payors, Private Health Insurers And The Medical Community.
Our ability to commercialize any product that we may develop will be highly dependent upon the extent to which the product gains market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If a product does not achieve an adequate level of acceptance, we may not generate material product revenues. The degree of market acceptance of our currently marketed products will depend on a number of factors, including:
•	the effectiveness, or perceived effectiveness, of our product in comparison to competing products,

•	the existence of any significant side effects, as well as their severity in comparison to any competing products,

•	potential advantages over alternative treatments,

•	the ability to offer our product for sale at competitive prices,

•	relative convenience and ease of administration,

•	the strength of marketing and distribution support, and

•	sufficient third-party coverage or reimbursement.
If We Cannot Maintain or Improve Physician Reimbursement And/Or Convince More Private Insurance Carriers To Adequately Reimburse Physicians For Our Product, Sales May Suffer.
Without adequate levels of reimbursement by government health care programs and private health insurers, the market for our Levulan® Kerastick® for AK therapy will be limited. While we continue to support efforts to improve reimbursement levels to physicians and are working with the major private insurance carriers to improve coverage for our therapy, if our efforts are not successful, broader adoption of our therapy and sales of our products could be negatively impacted. Although positive reimbursement changes related to AK were made over the last five years, some physicians still believe that reimbursement levels do not fully reflect the required efforts to routinely execute our therapy in their practices.
If insurance companies do not cover our products, or government payors, reduce the amounts of coverage or stop covering our products which are covered, our sales could be dramatically reduced.
Litigation Is Expensive And We May Not Be Able To Afford The Costs.
The costs of litigation or any proceeding relating to our intellectual property or contractual rights could be substantial even if resolved in our favor. Some of our competitors have far greater resources than we do and may be better able to afford the costs of complex litigation. Also, in a lawsuit against a third party for infringement of our patents in the United States, that third party may challenge the validity of our patent(s). We cannot guarantee that a third party will not claim, with or without merit, that our patents are not valid or that we have infringed their patent(s) or misappropriated their proprietary material. We could get drawn into or decide to join, litigation as the holder of the patent. Defending these types of legal actions involve considerable expense and could negatively affect our financial results.
Additionally, if a third-party were to file a United States patent application, or be issued a patent claiming technology also claimed by us in a pending United States application(s), we may be required to participate in interference proceedings in the USPTO to determine the priority of the invention. A third-party could also request the declaration of a patent interference between one of our issued United States patents and one of its patent applications. Any interference proceedings likely would require participation by us and/or PARTEQ, which could involve substantial legal fees and result in a loss or lessening of our patent protection.
Because Of The Nature Of Our Business, The Loss Of Key Members Of Our Management Team Could Delay Achievement Of Our Goals.
We are a small company with only 91 employees, including 1 part-time employee, as of March 31, 2011. We are highly dependent on several key officer/employees with specialized scientific and technical skills without whom our business, financial condition and results of operations would suffer, especially in the photodynamic therapy portion of our business. The photodynamic therapy industry is still quite small and the number of experts is limited. The loss of these key employees could cause significant delays in achievement of our business and research goals since very few people with their expertise could be hired. Our growth and future success will depend, in large part, on the continued contributions of these key individuals as well as our ability to motivate and retain other qualified personnel in our specialty drug and light device areas.
Collaborations With Outside Scientists May Be Subject To Restriction And Change.
We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists and advisors are not our employees and may have other commitments that limit their availability to us. Although our advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.
Risks Related To Our Industry
Product Liability And Other Claims Against Us May Reduce Demand For Our Products Or Result In Damages.
We Are Subject To Risk From Potential Product Liability Lawsuits Which Could Negatively Affect Our Business.
The development, manufacture and sale of medical products expose us to product liability claims related to the use or misuse of our products. Product liability claims can be expensive to defend and may result in significant judgments against us. A successful claim could materially harm our business, financial condition and results of operations. Additionally, we cannot guarantee that continued product liability insurance coverage will be available in the future at acceptable costs. If we believe the cost of coverage is too high, we may self-insure.
Our Business Involves Environmental Risks And We May Incur Significant Costs Complying With Environmental Laws And Regulations.
We have used various hazardous materials, such as mercury in fluorescent tubes in our research and development activities. We are subject to federal, state and local laws and regulations which govern the use, manufacture, storage, handling and disposal of hazardous materials and specific waste products. We believe that we are in compliance in all material respects with currently applicable environmental laws and regulations. However, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future. We also cannot guarantee that current or future environmental laws or regulations will not materially adversely affect our operations, business or financial condition. In addition, although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and this liability could exceed our resources.
We May Not Be Able To Compete Against Traditional Treatment Methods Or Keep Up With Rapid Changes In The Biotechnology And Pharmaceutical Industries That Could Make Some Or All Of Our Products Non-Competitive Or Obsolete.
Competing Products And Technologies Based On Traditional Treatment Methods May Make Our Products Or Potential Products Noncompetitive Or Obsolete.
Well-known pharmaceutical, biotechnology and medical device companies are marketing well-established therapies for the treatment of AKs and acne. Doctors may prefer to use familiar methods, rather than trying our products. Reimbursement issues affect the economic competitiveness of our products as compared to other more traditional therapies.

Many companies are also seeking to develop new products and technologies, and receiving approval for treatment of AKs and acne. Our industry is subject to rapid, unpredictable and significant technological change. Competition is intense. Our competitors may succeed in developing products that are safer, more effective or more desirable than ours. Many of our competitors have substantially greater financial, technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing and obtaining regulatory approvals to market products for health care.
We cannot guarantee that new drugs or future developments in drug technologies will not have a material adverse effect on our business. Increased competition could result in:
•	price reductions,

•	lower levels of third-party reimbursements,

•	failure to achieve market acceptance, and

•	loss of market share,
any of which could adversely affect our business, results of operations and financial condition.
Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technology obsolete or less advantageous.
On May 30, 2006, we entered into a patent license agreement with Photocure ASA whereby we granted a non-exclusive license to Photocure under the patents we license from PARTEQ, for esters of ALA. Furthermore, we granted a non-exclusive license to Photocure for its existing formulations of its Hexvix® and Metvix® (known in the United States as Metvixia®) products for any of our patents that may issue or be licensed by us in the future. Photocure received FDA approval to market Metvixia® for treatment of AKs in July 2004, and this product is directly competitive with our Levulan® Kerastick® product, and its price is comparable to the price of Levulan®. Photocure sold Metvix/Metvixia to Galderma, S.A., a large dermatology company in October 2009, and while we are entitled to royalties on net sales of Metvixia, Galderma has considerably more resources than we have, which could significantly hamper our ability to maintain or increase our market share. Metvixia’s U.S. product revenues have not been significant to date.
Our Competitors In The Biotechnology And Pharmaceutical Industries May Have Better Products, Manufacturing Capabilities Or Marketing Expertise.
We are aware of several companies commercializing and/or conducting research with ALA or ALA-related compounds, including: Galderma, medac GmbH and photonamic GmbH & Co. KG (Germany); Biofrontera, PhotoTherapeutics, Inc. (U.K.), and Photocure ASA (Norway). We also anticipate that we will face increased competition as the scientific development of PDT advances and new companies enter our markets. Several companies are developing PDT agents other than Levulan®. These include: QLT Inc. (Canada); Axcan Pharma Inc. (U.S.); Miravant, Inc. (U.S.); Leo Pharma A/S (Denmark), and Pharmacyclics, Inc. (U.S.). There are many pharmaceutical companies that compete with us in the field of dermatology, particularly in the acne market.
We expect that our principal methods of competition with other PDT products will be based upon such factors as:
•	the ease of administration of our method of PDT,

•	the degree of generalized skin sensitivity to light,

•	the number of required doses,

•	the selectivity of our drug for the target lesion or tissue of interest, and

•	the type and cost of our light systems.
Our primary competition in the acne market includes oral and topical antibiotics, other topical prescription and over-the-counter products, as well as various laser and non-laser light treatments. The market is highly competitive and other large and small companies have more experience than we do which could make it difficult for us to penetrate the market. The entry of new products from time to time would likely cause us to lose market share.
Risks Related To Our Stock
Our Common Stock May Not Continue To Trade On The Nasdaq Global Market, Which Could Reduce The Value Of Your Investment And Make Your Shares More Difficult To Sell.
In order for our common stock to trade on the Nasdaq Global Market, we must continue to meet the listing standards of that market. Among other things, those standards require that our common stock maintain a minimum closing bid price of at least $1.00 per share. During 2009, our common stock traded at prices near and below $1.00. If we do not continue to meet Nasdaq’s applicable minimum listing standards, Nasdaq could delist us from the Nasdaq Global Market. If our common stock is delisted from the Nasdaq Global Market, we could seek to have our common stock listed on the Nasdaq Capital Market or other Nasdaq markets. However, delisting of our common stock from the Nasdaq Global Market could hinder your ability to sell, or obtain an accurate quotation for the price of, your shares of our common stock. Delisting could also adversely affect the perception among investors of DUSA and its prospects, which could lead to further declines in the market price of our common stock. Delisting may also make it more difficult and expensive for us to raise capital. In addition, delisting might subject us to a Securities and Exchange Commission rule that could adversely affect the ability of broker-dealers to sell or make a market in our common stock, thus hindering your ability to sell your shares.
Our Stock Price Is Highly Volatile And Sudden Changes In The Market Value Of Our Stock Occur Making An Investment Risky.
The price of our common stock has been highly volatile, which may create an increase in the risk of capital losses for our shareholders. From January 1, 2010 to March 31, 2011, the price of our stock has ranged from a low of $1.32 to a high of $5.30. The significant general market volatility in similar stage pharmaceutical and biotechnology companies also made the market price of our stock volatile.
Significant Fluctuations In Orders For Our Products, On A Monthly And Quarterly Basis, Are Common Based On External Factors And Sales Promotion Activities. These Fluctuations Could Increase The Volatility Of Our Stock Price.
The price of our common stock may be affected by the amount of quarterly shipments of our products to end-users. Since our PDT products are still in relatively early stages of adoption, and sales volumes are still low, a number of factors could affect product sales levels and growth rates in any period. These could include the level of penetration in new markets outside of the United States, the timing of medical conferences, sales promotion activities, and large volume purchases by our higher usage customers. In addition, seasonal fluctuations in the number of patients seeking treatment at various times during the year could impact sales volumes. These factors could, in turn, affect the volatility of our stock price.
Future Sales Of Securities May Cause Our Stock Price To Decline.
As of April 15, 2011, there were outstanding options and warrants to purchase 4,172,000 shares of common stock, with exercise prices ranging from $1.10 to $15.90 per share for options, and $2.85 per share for warrants. In addition, there were 882,000 shares of unvested common stock. The holders of the options and warrants have the opportunity to profit if the market price for the common stock exceeds the exercise price of their respective securities, without assuming the risk of ownership. Also, if some or all of such shares are sold into the public market over a short period of time, the value of all publicly traded shares could decline, as the market may not be able to absorb those shares at then-current market prices.

Additionally, such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. The holders may exercise their securities during a time when we would likely be able to raise capital from the public on terms more favorable than those provided in these securities.
Effecting A Change Of Control Of DUSA Would Be Difficult, Which May Discourage Offers For Shares Of Our Common Stock.
Our certificate of incorporation authorizes the board of directors to issue up to 100,000,000 shares of stock, 40,000,000 of which are common stock. The board of directors has the authority to determine the price, rights, preferences and privileges, including voting rights, of the remaining 60,000,000 shares without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.
On September 27, 2002, we adopted a shareholder rights plan at a special meeting of our board of directors. The rights plan could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock, thereby limiting, perhaps, the ability of certain of our shareholders to benefit from such a transaction.
The rights plan provides for the distribution of one right as a dividend for each outstanding share of our common stock to holders of record as of October 10, 2002. Each right entitles the registered holder to purchase one one-thousandths of a share of preferred stock at an exercise price of $37.00 per right. The rights will be exercisable subsequent to the date that a person or group either has acquired, obtained the right to acquire, or commences or discloses an intention to commence a tender offer to acquire, 15% or more of our outstanding common stock or if a person or group is declared an “Adverse Person”, as such term is defined in the rights plan. The rights may be redeemed by us at a redemption price of one one-hundredth of a cent per right until ten days following the date the person or group acquires, or discloses an intention to acquire, 15% or more, as the case may be, of DUSA, or until such later date as may be determined by our board of directors.
Under the rights plan, if a person or group acquires the threshold amount of common stock, all holders of rights (other than the acquiring person or group) may, upon payment of the purchase price then in effect, purchase shares of common stock of DUSA having a value of twice the purchase price. In the event that we are involved in a merger or other similar transaction where we are not the surviving corporation, all holders of rights (other than the acquiring person or group) shall be entitled, upon payment of the purchase price then in effect, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on October 10, 2012, unless previously redeemed. Our board of directors has also adopted certain amendments to our certificate of incorporation consistent with the terms of the rights plan.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.
     You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Actual results or outcomes may differ materially from those predicted in our forward-looking statements due to the risks and uncertainties inherent in our business, including among other items, our expectations regarding the potential for reduction of headcount, curtailment of variable expenses, expectations regarding the initiation of and timing of our BASDI clinical trial, beliefs regarding the future development of Levulan® and other potential indications, expectations concerning manufacture of the BLU-U® in our facility, intention to pursue licensing, marketing, co-promotion, other arrangements, additional business or new technologies, expectations regarding additional market expansion, the impact on our market share of Galderma’s promotion of Metvixia®, expectations regarding the confidentiality of our proprietary information, beliefs regarding regulatory approvals, filings, timelines and environmental compliance, beliefs concerning patent disputes or patents issued to third parties, beliefs regarding litigation and the costs thereof, ability and intentions to obtain, secure, defend and enforce our patents, beliefs regarding the impact of a third-party’s regulatory compliance status and fulfillment of contractual obligations, expectations of decreases in the prices we charge for our products, our beliefs regarding the market for our products and our product candidate, expected use of cash resources, beliefs regarding research and development programs, beliefs regarding investments and economic conditions including the impact of our customer’s failure to meet our payment terms, expectations regarding outstanding options and warrants, beliefs regarding the effect of reimbursement policies on sales, revenues and market acceptance of our therapies, expectations for research and development programs and expenses, expectations for continuing operating losses and beliefs regarding competition, expectations regarding the adequacy and availability of insurance, expectations regarding sales and marketing costs and research and development costs, levels of interest income, beliefs regarding the need to and impact of raising additional funds to meet capital requirements and the potential dilution to our existing shareholders, beliefs regarding the potential for additional inspection and testing of our manufacturing facilities or additional FDA or legislative actions, beliefs regarding our manufacturing capabilities and impact on us if problems arise, beliefs regarding the dependence on key personnel, beliefs concerning product liability and insurance thereof, beliefs regarding our financial condition, results of operations cash flows and profitability, our beliefs regarding our sales and marketing efforts, beliefs regarding the adoption of our products, our beliefs regarding our compliance with applicable laws, rules and regulations, our beliefs regarding available reimbursement for our products and plans to seek improvement, our beliefs regarding the current and future preclinical and clinical development and testing of our potential products and technologies and the timing and costs thereof, beliefs regarding the volatility of our stock price, beliefs regarding the impact of our rights plan, beliefs regarding the impact of future sales of securities, expectations related to the change in revenues of our PDT and Non-PDT products, beliefs regarding market share, beliefs regarding the growth in our PDT segment revenues, expectations regarding our manufacturing facility or any facility of our contract manufacturers, beliefs regarding our Nasdaq Global Market listing, beliefs regarding Section 382 on our current and future NOLs, beliefs regarding our ability to use net operating loss carryforwards and tax credit carryforwards to offset future taxable income, beliefs regarding a future ownership change or change of control, beliefs regarding the outcome if some or all of our shares are sold into the public market over a short period of time, beliefs regarding our ability to sell equity securities or equity-related securities in the future, beliefs concerning safety procedures for hazardous materials, our compliance and risks of liability, beliefs regarding competitive products, beliefs concerning revenues, beliefs concerning Peplin’s and Allumera’s impact on the market penetration of our PDT products, beliefs regarding our capital resource needs, beliefs regarding the sufficiency of our cash, cash equivalents and marketable securities, beliefs regarding economic recovery, beliefs regarding the failure to comply with FDA or other governmental regulatory requirements and the impact of such failure, beliefs regarding the global credit and financial market conditions on our business, including reimbursement, beliefs regarding production yields, costs or quality of our products, beliefs regarding market acceptance of our products, beliefs regarding collaborations with outside scientists, beliefs regarding our products becoming non-competitive or obsolete, expectations for losses, beliefs regarding patent protection of our current and future indications and impact on competition, beliefs regarding financial benefits from patent protection, beliefs regarding the timing of pricing changes, beliefs regarding the purchasing patterns of our customers, our beliefs regarding our ability to be profitable each quarter and the affect of fluctuations in the demand for our products.
     These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the timely development, FDA and foreign regulatory approval, and market acceptance of our products, environmental risks relating to our products, reliance on third-parties for the production, manufacture, sales and marketing of our products, the availability of products for acquisition and/or license on terms agreeable to us, sufficient sources of funds, the securities regulatory process, the maintenance of our patent portfolio and ability to obtain competitive levels of reimbursement by third-party payors, none of which can be assured. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.
     You should read and interpret any forward-looking statements together with the following documents:
•	our most recent Annual Report on Form 10-K;

•	our most recent Quarterly Report on Form 10-Q;

•	the risk factors contained in this prospectus under the caption “Risk Factors”; and

•	our other filings with the SEC.
          Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.
USE OF PROCEEDS
     DUSA will not receive any proceeds from the sale of shares of common stock which may be sold pursuant to this prospectus for the respective accounts of the selling securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling securityholders. See the sections titled “Selling Securityholders” and “Plan of Distribution.”
SELLING SECURITYHOLDERS
     This prospectus relates to shares of common stock to be offered by the selling securityholders. The table below, including the footnotes, presents information regarding the selling securityholders and the shares of our common stock that the selling securityholders may offer and sell from time to time under this prospectus. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of DUSA.
     The following is a list, as of April 15, 2011, of the selling securityholders and the number of shares beneficially owned by each selling securityholder. The number of shares in the column “Number of Shares Owned” represents the total number of shares that a selling security holder currently owns or has the right to acquire within sixty (60) days of April 15, 2011. The number of shares in the columns “Number of Shares to be Offered” represent all of the shares that a selling securityholder may offer under this prospectus. The table and footnotes assume that the selling securityholders will sell all of such shares. However, because the selling securityholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling securityholders or that will be held by the selling securityholders after completion of any sales. We do not know how long the selling securityholders will hold the shares before selling them. Information concerning the selling securityholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

	Number of	Number of	Number of	Percentage of
	Shares	Shares to be	Shares Owned	Shares Owned
Name	Owned	Offered(1) (2)	After Offering	After Offering
David M. Bartash (3)	124,250	108,750	15,500	*
Mark Carota (4)	176,839	176,839	0	*
Richard C. Christopher (5)	204,409	199,409	5,000	*
Robert F. Doman (6)	448,376	433,376	15,000	*
Jay M. Haft (7)	147,000	102,500	44,500	*
Scott L. Lundahl (8)	209,393	192,464	16,929	*
Stuart L. Marcus (9)	167,482	167,482	0	*
Magnus Moliteus (10)	88,750	88,750	0	*
William F. O’Dell (11)	176,107	176,107	0	*
Michael J. Todisco (12)	131,590	131,590	0	*

*	Less than one percent.

(1)	Represents shares beneficially owned by the named individual which have been granted under the DUSA Pharmaceuticals, Inc. 1996 Omnibus Plan, as amended, and the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended, including shares that such individual has the right to acquire upon exercise of options vesting within sixty (60) days of April 15, 2011, but does not include shares underlying options which vest more than sixty (60) days from such date. Also includes all shares previously issued to such individuals after the exercise of options granted under the listed plans and shares of common stock otherwise acquired, or beneficially owned, by such named individual. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)	Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion.

(3)	Mr. Bartash has served as a director since November 2001. Beneficial ownership includes 3,750 shares of common stock and 105,000 shares of common stock underlying stock options granted to Mr. Bartash which have vested as of April 15, 2011.

(4)	Mr. Carota joined us in October 1999 and was elected as our Vice President, Operations in February 2000. Beneficial ownership includes 21,039 shares of common stock and 155,800 shares of common stock underlying stock options granted to Mr. Carota which will have vested within sixty (60) days after April 15, 2010. The number of shares owned does not include 73,175 shares of common stock underlying stock options and 81,900 shares of common stock granted to Mr. Carota which will vest more than sixty (60) days after April 15, 2010.

(5)	Mr. Christopher joined us in December 2000 and was appointed to the position of Vice President,

Finance and Chief Financial Officer effective February 16, 2005. Before that, Mr. Christopher served as our Vice President, Financial Planning and Business Analysis and had also served as our Director, Financial Analysis. Beneficial ownership includes 28,484 shares of common stock, and 170,925 shares of common stock underlying stock options granted to Mr. Christopher which will have vested within sixty (60) days after April 15, 2011. The number of shares owned does not include 106,175 shares of common stock underlying stock options and 118,550 shares of common stock granted to Mr. Christopher which will vest more than sixty (60) days after April 15, 2011.

(6)	Mr. Doman joined us as our President and Chief Operating Officer on January 3, 2005 and was promoted to President and Chief Executive Officer in June 2007. Beneficial ownership includes 75,801 shares of commons stock and 357,575 shares of common stock underlying options granted to Mr. Doman which will have vested within sixty (60) days after April 15, 2011. The number of shares owned does not include 198,325 shares of common stock underlying stock options and 309,050 shares of common stock which will vest more than sixty (60) days after April 15, 2011.

(7)	Mr. Haft has served as the Chairman of the Board of Directors since December 2008. He has served as a director since September 1996 and has also served as Chairman of the Board from June 2003 to December 2004 and as Vice Chairman of the Board and Lead Director from December 2004 to December 2008. Beneficial ownership includes 7,500 shares of common stock and 95,000 shares of common stock underlying stock options granted to Mr. Haft which have vested as of April 15, 2011. Under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, Mr. Haft disclaims, but may be deemed to be the beneficial owner of, 34,500 shares of common stock held indirectly by Mr. Haft’s spouse.

(8)	Mr. Lundahl joined us in May 1998 and was elected as our Vice President, Regulatory Affairs and Intellectual Property in January 2004. Before that, Mr. Lundahl was our Vice President, Technology and Device Development from June 1999 until June 2003. Beneficial ownership includes 21,039 shares of common stock and 171,425 shares of common stock underlying stock options granted to Mr. Lundahl which will have vested within sixty (60) days after April 15, 2011. The number of shares owned does not include 73,175 shares of common stock underlying stock options and 81,900 shares of common stock granted to Mr. Lundahl which will vest more than sixty (60) days after April 15, 2011.

(9)	Dr. Marcus was elected as our Vice President, Scientific Affairs and Chief Medical Officer in October 1993. Beneficial ownership includes 18,182 shares of common stock and 149,300 shares of common stock underlying stock options granted to Dr. Marcus which will have vested within sixty (60) days after April 15, 2010. The number of shares owned does not include 55,175 shares of common stock underlying stock options and 53,400 shares of common stock granted to Dr. Marcus which will vest more than sixty (60) days after April 15, 2011.

(10)	Mr. Moliteus has served as a director since August 2003. Beneficial ownership includes 38,750 shares of common stock and 50,000 shares of common stock underlying stock options granted to Mr. Moliteus which have vested as of April 15, 2011.

(11)	Mr. O’Dell joined us as our Executive Vice President Sales and Marketing on April 4, 2006. Beneficial ownership includes 27,682 shares of common stock and 148,425 shares of common stock underlying stock options granted to Mr. O’Dell which will have vested within sixty (60) days after April 15, 2011. This number does not include 106,175 shares of common stock underlying stock options and 118,550 shares of common stock which will vest more than sixty (60) days after April 15, 2011.

(12)	Mr. Todisco has served as Vice President, Controller since September 2006. Beneficial ownership includes 19,415 shares of common stock and 112,175 shares of common stock underlying stock options granted to Mr. Todisco which will have vested within sixty (60) days after April 15, 2011. The number of shares owned does not include 70,925 shares of common stock underlying stock options and 80,400 shares of common stock granted to Mr. Todisco which will vest more than sixty (60) days after April 15, 2011.
PLAN OF DISTRIBUTION
     Shares offered hereby may be sold from time to time directly by or on behalf of the selling securityholders in one or more transactions on the Nasdaq Global Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).
     In connection with such sales, the selling securityholders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.
     In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling securityholders in compliance with all other applicable state securities laws and regulations.
     In addition to any shares sold hereunder, selling securityholders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling securityholders will sell any or all of the shares offered by them hereby.
     DUSA will pay all expenses of the registration of the shares. DUSA has notified certain selling securityholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.
LEGAL MATTERS
     The validity of the shares being offered hereby has been passed upon for DUSA by Reed Smith LLP. Nanette W. Mantell, Esq., a partner of Reed Smith LLP, serves as DUSA’s Secretary, which is an officer position.
EXPERTS
     The consolidated financial statements, incorporated in this prospectus by reference from DUSA Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports and other information with the SEC. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from such offices at fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov. In addition, you can also access documents we file with the SEC at our website, http://www.dusapharma.com, which is not a part of this prospectus and is not incorporated herein by reference.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, which have been filed by us with the SEC pursuant to the Exchange Act, are incorporated by reference in this prospectus as of their respective dates:
(a)	Our Annual Report on Form 10-K for the year ended December 31, 2010;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

(c)	Our Schedule 14A filed with the SEC on April 19, 2011;

(d)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2010; and

(e)	The description of DUSA’s common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on Form 8-A filed on October 24, 1997, and in DUSA’s Quarterly Report on Form 10-Q which was filed on November 12, 1997.
     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules and regulations, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
     We will provide without charge to any person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). We will provide such copies at no cost, upon written or oral request, by writing or telephoning us at:
DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, Massachusetts 01887
Attention: Mr. Richard Christopher
Telephone: (978) 657-7500
Attention: Mr. Richard Christopher
E-mail to: ChristopherR@DusaPharma.com
     Our World Wide Web site is located at www.dusapharma.com. Information on the Web site is not incorporated by reference into this prospectus.

1,777,267 Shares
DUSA
PHARMACEUTICALS, INC.
Common Stock

PROSPECTUS

May __, 2011

PART II
INFORMATION REQUIRED TO BE IN THE REGISTRATION STATEMENT
ITEM 3. Incorporation of Documents by Reference
     The following documents, which have been filed by us with the SEC pursuant to the Exchange Act, are incorporated by reference in this registration statement as of their respective dates:
(a)	Our Annual Report on Form 10-K for the year ended December 31, 2010;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

(c)	Our Schedule 14A filed with the SEC on April 19, 2011;

(d)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2010; and

(e)	The description of DUSA’s common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on Form 8-A filed on October 24, 1997, and in DUSA’s Quarterly Report on Form 10-Q which was filed on November 12, 1997.
     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules and regulations, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
ITEM 4. Description of Securities
Not applicable.
ITEM 5. Interests of Named Experts and Counsel
Not applicable.
ITEM 6. Indemnification of Directors and Officers
     Article 5 of the Company’s Certificate of Incorporation, as amended, and New Jersey Business Corporation Act, N.J.S.A. 14A:2-7 provide as follows:
     Any director and officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Corporation or its shareholders; (b) not in good faith or involving a knowing violation of law; or (c) resulting in receipt by such person of an improper personal benefit.

     The Company’s By-laws, as amended, pursuant to the New Jersey Business Corporation Act, N.J.S.A. 14A:3-5, provide as follows:
ARTICLE IV
INDEMNIFICATION
     Section 1. Actions by Others. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or trustee of the Corporation or of any constituent corporation absorbed by the Corporation in a consolidation or merger and (2) except as otherwise required by Section 3 of this Article, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he (a) is or was an employee or agent or the legal representative of a director, officer, trustee, employee or agent of the Corporation or of any absorbed constituent corporation, or (b) is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of such a person against expenses, costs, disbursements (including attorneys’ fees), judgments, fines and amounts actually and reasonably incurred by him in good faith and in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct.
     Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, or is or was serving at the request of the Corporation or of any absorbed constituent corporation, as a director, officer, trustee, employee, agent of or participant, or the legal representative of any such person in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the New Jersey Superior Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the New Jersey Superior Court or such other court shall deem proper.
     Section 3. Successful Defense. To the extent that a person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 or Section 2 of this Article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
     Section 4. Specific Authorization. Any indemnification under Section 1 or Section 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee, agent, or the legal representative thereof, is proper in the circumstances because he has met the applicable standard of conduct set forth in said Sections 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, a quorum of disinterested directors so directs, by independent legal counsel for a written opinion, (3) by the shareholders.
     Section 5. Advance of Expenses. Expenses incurred by any person who may have a right of indemnification under this Article in defending civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final distribution of such action, suit or proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee, or the legal representative thereof, to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation pursuant to this Article.
     Section 6. Right of Indemnity not Exclusive. The indemnification and advancement of expenses provided by this Article shall not exclude any other rights to which those seeking indemnification may be entitled under the certificate of incorporation of the Corporation or any by-law, agreement, vote of shareholders or otherwise; provided that no indemnification shall be made to or on behalf of a Director, officer, trustee, employee, agent, or legal representative if a judgment or other final adjudication adverse to such persons establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.
     Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger of the legal representative of such person or is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, trustee, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of any such person against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such or by reason of his being or having been such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, the New Jersey Business Corporation Act, or otherwise.
     Section 8. Invalidity of any Provision of this Article. The invalidity or unenforceability of any provision of this Article shall not affect the validity or enforceability of the remaining provisions of this Article.
We also maintain directors’ and officers’ liability insurance which may, in some instances, reimburse us for judgments against us or our directors or officers.
ITEM 7. Exemption from Registration Claimed.
Not applicable.

ITEM 8. Exhibits

Exhibit No.	Description of Exhibit
4.1	Common Stock specimen, filed as Exhibit 4(a) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference.

4.2	Rights Agreement, dated as of September 27, 2002, between the Registrant and American Stock Transfer and Trust Company filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K filed October 11, 2002, and is incorporated herein by reference.

4.3	Rights Certificate relating to the rights granted to holders of common stock under the Rights Agreement filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K, filed on October 11, 2002, and is incorporated herein by reference.

5.1	Opinion of Reed Smith LLP.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on Signature Page).
ITEM 9. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (a)(1)(i), and (a)(1)(ii) above do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13 (a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     The Registrant: Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, Commonwealth of Massachusetts, on this 5th day of May, 2011.

DUSA PHARMACEUTICALS, INC.
By:	/s/ Robert F. Doman
Robert F. Doman
President and Chief Executive Officer
POWER OF ATTORNEY
     Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Robert F. Doman and Richard C. Christopher, and each of them singly, as his/her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement or any related registration statement, including any amendment to this registration statement for the purpose of registering additional shares in accordance with General Instruction E to Form S-8, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated:

/s/ Alfred Altomari Alfred Altomari	Director	May 5, 2011 Date

/s/ David M. Bartash David M. Bartash	Vice Chairman of the Board of Directors and Lead Director	May 5, 2011 Date

/s/ Alexander W. Casdin Alexander W. Casdin	Director	May 5, 2011 Date

/s/ Richard C. Christopher Richard C. Christopher	Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	May 5, 2011 Date

/s/ Robert F. Doman Robert F. Doman	Director, President and Chief Executive Officer (principal executive officer)	May 5, 2011 Date

/s/ Jay M. Haft, Esq. Jay M. Haft, Esq.	Chairman of the Board of Directors and Director	May 5, 2011 Date

/s/ Paul J. Hondros Paul J. Hondros	Director	May 5, 2011 Date

/s/ Robert F. Doman by POA Magnus Moliteus	Director	May 5, 2011 Date

/s/ David M. Wurzer David M. Wurzer	Director	May 5, 2011 Date

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Common Stock specimen, filed as Exhibit 4(a) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference.

4.2	Rights Agreement, dated as of September 27, 2002, between the Registrant and American Stock Transfer and Trust Company filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K filed October 11, 2002, and is incorporated herein by reference.

4.3	Rights Certificate relating to the rights granted to holders of common stock under the Rights Agreement filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K, filed on October 11, 2002, and is incorporated herein by reference.

5.1	Opinion of Reed Smith LLP.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on Signature Page).